Contact

www.linkedin.com/in/cory-s-94058912 (LinkedIn)

Top Skills

Financial Modeling
Financial Analysis
Valuation

Cory S.

CFO/Strategic Finance
New York, New York, United States

Summary

As a Revenue and Finance Leader, I have helped multiple early-stage startups raise capital and accelerate expansion, resulting in annual revenue growth of 112-339%.

Experience

Boaz Bikes
Chief Financial Officer
January 2018 - July 2023 (5 years 7 months)
New York City Metropolitan Area

- Helped raise over $1.5M in seed funding
- Owned modeling of all go-to-market opportunities, including new markets and product offerings
- Helped develop a scalable expansion strategy
- Created the financial model, metrics, and other supporting analysis for used to report to the CEO and investors
- Developed the budget. forecasts and metrics that define success;
- Analyzed variances vs. actuals to track performance and help drive future strategic decisions
- Developed P&Ls by segment and location which helped drive a reallocation or resources to higher performing areas, leading to significant margin improvement
- Modeled various scenarios for asset-based loans and other financing alternatives

Sourcemap: the Supply Chain Transparency Company
VP of Strategic Finance
April 2022 - June 2023 (1 year 3 months)
New York, New York, United States

fabric
Director of Revenue Operations
August 2021 - May 2022 (10 months)
New York, New York, United States

Redline Startup Advisory
Head of Strategic Finance
April 2017 - May 2022 (5 years 2 months)
Greater New York City Area

Large Media Company:
- Responsible for forecasting, budgeting, and analyzing P&L variances
(e.g. Budget vs. Actual, Budget vs. Outlook)
- Owned cash flow modeling and 3-5 year strategic financial model
- Developed a budget process that resulted in the automatic consolidation of all international business/department budgets into 1 database, while isolating the impact of multiple
currencies; enabled the creation of currency neutral budgets and budgets net of currency impact
(GAAP)
- Quantified P&L and cash impact of cost-cutting and expansion-related initiatives across
all Departments
- Designed dashboards and reports on a recurring and ad hoc analysis basis for Management and
Investors

Technology Platform Startup (SaaS - $5M in Revenue):
- Helped lead company to 1st year of profitability after implementing various cost-saving and resource reallocation strategies
- Owned all financial reporting, forecasting (3 statement financial, cash flow, etc..), and variance
analysis
- Responsible for modeling scenarios for new revenue opportunities and cost cutting initiatives
- Developed detailed annual budget for all businesses and departments
- Automated invoice billing using Salesforce/Xero/Bill.com APIs, reducing workload by 50%
- Led integration of Gusto payroll software and Bill.com
- Managed year-end tax/audit

Curiam Capital: Provide financial modeling and return analysis for their litigation and loan portfolio

Boaz Bikes: CFO, helped raise over $300K in funding; created financial model, metrics, and other supporting analysis for the CEO and investors

COGNI: Built 5 year financial/operational/cash flow model used to negotiate terms of their $5M raise

WallStreetPrep: Helped build scenario-based forecast/valuation model for international defense firm acquisition

Weiv: Developed a business plan and 5-year forecast model for startup seeking seed funding

Northspyre

Vice President of Revenue Operations and Finance
August 2020 - March 2021 (8 months)
Brooklyn, New York, United States

Align operational strategies with financial goals
- Helped drive 37% ARR growth over a 4-month period
- Developed growth initiatives that also minimized cash burn by reallocating spend from non-performing areas without disrupting operations
- Own operational model and metrics to ensure sufficient staff/resources are deployed across the Go to Market Team in order to hit our revenue goals while also allowing for the flexibility to reallocate resources quickly and efficiently
- Design dashboards/metrics (e.g. ARR, CAC, LTV/CAC, ACV, conversion rates, upsells, churn, retention, activities per outcome, etc…) that define performance and drive strategic decisions while instilling increased transparency and accountability
- Helped automate contract renewal workflow to enable CS to focus more on effective up-selling while reducing churn
- Automated invoice creation from HubSpot to QuickBooks using Zapier to increase scalability and facilitate faster cash collection
- Responsible for all financial analysis, forecasting, budgeting, capacity planning, and variance analysis
- Own reporting of all SaaS metrics and finance/FP&A reporting to Management and Investors
- Oversee outsourced accounting Team

Facilitate Design and Execution of Go to Market Strategy:
- Identified new product and upsell opportunities: created workflows and meetings necessary to connect Marketing, Customer Success (CS), and Product with the Sales Team to define a cohesive growth strategy

- Helped craft more meaningful case studies and strategic references with CS that could be leveraged

Increase Lead Generation:
- Doubled top-of-funnel lead volume and sales qualified leads in 2 months, while also increasing overall conversion rates
- Own hiring and training/ramp efforts for all Business Development Associates (BDAs)
- Develop targets, compensation structures, SPIFS, and metrics to incentivize and evaluate performance while promoting accountability

Geller & Company
Director of Financial Planning Analysis
October 2015 - April 2017 (1 year 7 months)
New York, NY

• Responsible for consolidation and analysis of Budget, Quarterly Outlooks, and 5 year plan forecasts for all Bloomberg businesses; Developed independent models to analyze growth rates and projections for reasonableness and underlying drivers of performance; Work with Core Terminal, Media, Trading Solutions, Verticals, and other Bloomberg businesses to provide value-added commentary on results, changes in forecasts (e.g. budget vs. actuals, outlook vs. actuals, changes in outlook, etc…), and rate/volume analysis; developed and automated initial screen/exception report that helps quickly identify major variances and areas to investigate
• Owned Corporate forecasting/modeling of Bloomberg Terminal (SaaS) revenue; Developed revenue model that can run multiple scenarios and sensitivities in 30% of the time it previously took; Developed macros and logic to quickly determine the revenue growth rates and/or expense reductions required to maintain target EBITDA over a defined period; Created succinct reports to compare the financial impact of multiple scenarios and perform rate/volume analysis
• Automated calculation of overhead rate and corporate allocations for all businesses, reducing time to completion by 75%
• Designed dashboards and reports on a recurring and ad hoc analysis basis for the CFO

Cushman & Wakefield
Financial Analysis and Strategy Manager
March 2014 - March 2015 (1 year 1 month)

New York, United States

• Prepared complex, scenario-based valuation/financial analysis for a broad range of real estate products and transactions including acquisitions/dispositions, lease vs. buy, strategic real estate alternatives, lease restructures, subleases, and relocations
• Developed scenario-based model that compared cash flow/P&L/valuation forecasts of global strategic investment alternatives
• Assisted in negotiation of lease renewal transactions; analyzed the P&L (GAAP) and cash flow impact of various deal structures
• Worked with business leads, account directors, transaction managers, and clients to develop appropriate assumptions for modeling strategic alternatives; analyzed the financial implications of each scenario
• Developed scenario-based pricing/forecasting models for global engagements, incorporating gearing ratios, KPIs, capacity constraints and breakeven analysis; enhanced basis for making strategic business decisions and optimizing profitability
• Analyzed historical data/performance, trends and benchmarks in an effort to increase forecasting accuracy and consistency while streamlining the forecasting process; reduced the time required to price and staff project management engagements by over 200%

Ernst & Young

Valuation and Business Modeling

February 2011 - March 2014 (3 years 2 months)

New York, NY

• Developed complex integrated financial models for transactions, valuation analysis, financial planning, and decision support that incorporate scenario and sensitivity analysis for clients (Fortune 500 and large private companies)
• Developed a 10-year operating model for a prominent investment firm with over $450bn in assets; Worked closely with Finance, Marketing, Sales, Technology and Operations executives to forecast the impact of the firm’s strategic growth strategies and cost-cutting initiatives vs. baseline projections; Initiatives included headcount reduction/reallocation, new market growth, increased traditional/digital marketing spend, and investments in technology
• Summarized complex analysis for executive presentations using dashboards/reports highlighting business KPIs and drivers
• Developed valuation models for public/private companies and validated model assumptions with CFOs for reporting
• Created stand-alone cost and valuation models for a healthcare company with $9bn in revenue as part of a pre-deal divestiture/JV transaction;

Collaborated with management to vet assumptions on cost structure and deal synergies

Education

University of Pennsylvania - The Wharton School

Master of Business Administration (MBA), Finance, General

University of North Carolina at Chapel Hill